Mail Stop 4561

June 27, 2006

Brian Flower
Chief Financial Officer
White Mountain Titanium Corporation
Suite 2150 – 1188 West Georgia Street
Vancouver, B.C.
Canada V6E 4A2

      RE: White Mountain Titanium Corporation
                  Amendment No. 3 to the Registration Statement on Form SB-2
                  Filed May 30, 2006
                  File No. 333-129347

Dear Mr. Flower:

      We have reviewed your amended filing and have the following comments.

Form SB-2/A

General

1.   We note that your May 5, 2006 amendment to the Securities Purchase Agreement with Rubicon and Phelps Dodge was undertaken during the filing period of this registration statement. We further note that you subsequently amended your registration statement to include the resale of the 440,000 shares issued as part of the May 2006 agreement. Your Part II disclosure suggests that you relied upon Section 4(2) and/or Rule 506 as the exemption from registration for the issuance of these securities. If so, we note that this issuance occurred after the filing of the initial registration statement and that you then attempted to add these shares to the pending registration statement. As such, it is unclear to us how you could have concluded that the investors took the shares with investment intent or without a view to distribute. In fact, we note that the May 2006 agreement states that the securities "shall be included in the current registration statement filed on October 31, 2005 in accordance with the terms of the Securities Purchase Agreement." See Section 4 of Exhibit 10.2a. This same provision then states that "[s]uch shares shall be deemed to have been purchased as if they were bought on the closing date of the Original Securities Agreement." Taking these points into consideration, please provide a detailed legal analysis regarding the exemption

from registration relied upon for the issuance of shares in the May 2006 transaction.

2.   Please also provide us with your analysis as to why the May 2006 transaction should not be integrated with the offering that is the subject of your registration statement. As you may know, Rule 152 of the Securities Act provides a safe harbor to separate the issuance and resale transactions for unregistered offerings made in reliance on the exemption from registration provided by Section 4(2). If the two transactions are determined to be integrated, Rule 152 does not appear to be available as it contemplates the filing of a registration statement subsequent to the issuance of shares in an unregistered offering. Regardless of whether the two transactions are integrated, Rule 152 does not appear to be available for the shares issued in the May 2006 transaction and you should revise the registration statement to remove such shares.

3.   We note your revised disclosure, starting on page 17, includes third party data. Please tell us whether data that comes from third party sources is available to the general public without charge. If the reports containing this data are not publicly available through channels like public research libraries or press reports, you should delete the reference to the preparers and adopt the data as your own. Alternatively, you may refer to the preparers if you obtain written consent to refer to their statistics and file those consents as exhibits. Please revise the disclosure in your prospectus to include the date and source of all reports cited.

Financial Statements

Note 8 – Capital Stock

(a) Preferred stock, pages 16 and 17

4.   We have read your responses to comments 36 and 37 in our letter of November 25, 2005 and comment 11 in our letter of February 10, 2006 and do not believe that you have adequately addressed our comments. It is not clear to us why the 2006 amendment to the Securities Purchase Agreement would impact your analysis and accounting for the embedded conversion options and warrants upon issuance in 2005, or in the accounting periods prior to modification.

- With regard to your determination that the preferred stock is not a derivative instrument because the scope exception of paragraph 11(a) is met, it is not clear to us that you analyzed the embedded conversion feature separately from the preferred share host. With regard to this conversion option, describe your consideration of each of the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. As part of your response, explain how you have determined whether the preferred stock is more akin to debt or to equity. See paragraph 61(l) of SFAS 133.

- With regard to your analysis of paragraphs 14-18 of EITF 00-19, in our letter of February 10, 2006 we asked you to describe your consideration of the liquidated damage provisions represented an uneconomic settlement alternative, as described in paragraph 16. Your response fails to provide the requested analysis and suggests that you believe that a subsequent modification of the agreement makes such analysis unnecessary. You are reminded that because the effectiveness of a registration statement is not within the Company's control, your analysis should assume that the maximum penalties will be incurred. Likewise, amending the agreement to extend the date on which effectiveness is required should not impact your analysis because for purposes of analyzing this provision you may not assume that effectiveness will be achieved. Refer to comment 11 in our February 10, 2006 and provide us with the requested analysis.

- Tell us the periods to which the settlement you paid relates and clarify what "milestones" were missed which resulted in the penalties. Your response should direct us to the specific provisions within the agreements and clearly explain why the $330,000 penalty was recorded in the fourth quarter of 2005. Tell us when the 440,000 common shares were issued as payment and clarify the date on which you reached the agreement, as the financial statements refer to April 5, 2006 and the agreement is dated May 5, 2006. It is also not clear why you have disclosed the agreement as a subsequent event in your interim financial statements for March 31, 2006 when the transaction appears to have been recorded during the fourth quarter of 2005. We also note that the report of your independent registered public accounting firm is February 16, 2006. Please explain.

Part II

Recent Sales of Unregistered Securities

5.   We note your disclosure that you issued 100,000 options to Proteus Capital Corp. on August 6, 2004, 400,000 options to Trio International Capital Corp. on February 8, 2005, and 200,000 options to Crosby Enterprises, Inc. in transactions exempt from registration pursuant to Rule 701. However, paragraph (c)(1) of Rule 701 states that the exemption provided by Rule 701 is available to consultants only if the consultant is a natural person who provides bona fide services to the issuer, which services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the issuer's securities. Since Proteus Capital, Trio International, and Crosby Enterprises are not natural persons, it does not

appear that the exemption provided by Rule 701 is available for these unregistered transactions. We note from section 1 of your Business Consulting Agreement with Crosby Enterprises, filed as exhibit 10.7, that its services relate to the offer and sale of securities in capital-raising transactions, such as the initiating and negotiating on your behalf to explore potential transactions which may involve a public or private offering of equity. Moreover, it also appears that Trio International's services in connection with your plans to seek listing on the Toronto Stock Exchange could be viewed as indirectly promoting or maintaining a market for your securities. See the Letter Of Appointment Of Trio International Capital Corp filed as exhibit 10.3. Please revise to provide additional facts to support your assertion that these transactions are exempt from registration pursuant to Rule 701 or to state any other exemptions from registration upon which you may rely for these issuance transactions.

Exhibit 5.1

6. It appears that your legal opinion inadvertently is dated May 22, 2005. Please file a currently dated legal opinion with your next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 or Stephen Krikorian, Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (801) 359-9310
       Ronald N. Vance, P.C.
       Attorney at Law
       Telephone: (801) 359-9300